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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------

                                SCHEDULE 14D-9(*)

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                 Amendment No. 1
                       -----------------------------------

                               CRAY RESEARCH, INC.
                            (Name of Subject Company)

                               CRAY RESEARCH, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
               (Including Associated Common Share Purchase Rights)
                         (Title of Class of Securities)

                                   225224 10 4
                      (CUSIP Number of Class of Securities)

                                JOHN L. SULLIVAN
                                 GENERAL COUNSEL
                               CRAY RESEARCH, INC.
                               655A LONE OAK DRIVE
                                EAGAN, MN  55121
                                 (612) 452-6650

                 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

                                    COPY TO:

                             DANIEL R. KAPLAN, ESQ.
                      Proskauer Rose Goetz & Mendelsohn LLP
                                  1585 Broadway
                               New York, NY  10036
                                 (212) 969-3200
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(*)  This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for 19,218,735 shares of common stock of Cray Research, Inc. by a wholly-owned subsidiary of Silicon Graphics, Inc.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 29, 1996 (the "Schedule 14D-9"), with respect to the tender offer by C Acquisition Corporation, a Delaware corporation, and wholly-owned subsidiary of Silicon Graphics, Inc., a Delaware corporation (the "Parent"), to acquire 19,218,735 Shares, at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 29, 1996, and the related letter of transmittal. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is hereby amended and supplemented as follows:

     STOCKHOLDER LITIGATION. On March 1, 1996, a putative class action was filed in the Court of Chancery in the State of Delaware on behalf of the stockholders of the Company alleging causes of action arising out of the Offer and the proposed Merger. SHADELINE V. CRAY RESEARCH, INC., ET AL.,
Civil Action No. 14868. On March 5, 1996, an amended complaint was filed in the Court of Chancery in the State of Delaware (the "Amended Complaint").
The defendants in this action include the Company, its directors, Parent and Purchaser. The Amended Complaint alleges that the Board breached its fiduciary duties and that Parent and Purchaser aided and abetted the breach of fiduciary duties and specifically alleges that the Board breached its fiduciary duties by failing to undertake an adequate evaluation of the Company as a potential acquisition candidate and to take adequate steps to enhance the Company's value as an acquisition candidate. The Amended Complaint also alleges that the
Schedule 14D-1 and Schedule 14D-9 omitted information which is material to stockholders' assessments of the transaction and available alternatives. The Amended Complaint seeks, INTER ALIA, to enjoin the defendants from taking steps to accomplish the Offer and the proposed Merger under their present terms. The Company believes that the putative class action suit is without merit and intends to defend it vigorously.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.       Document
-----------       --------

Exhibit 1 Agreement and Plan of Merger dated as of February 25, 1996 between Cray Research, Inc., Silicon Graphics, Inc. and C Acquisition Corporation.(*)

Exhibit 2         Pages 6-13 of the Company's Proxy Statement dated
                  May 16, 1995.(*)

Exhibit 3 Schedule of Stock Options Granted to Executive Officers on February 6, 1996.(*)

Exhibit 4 Employment Agreement, dated May 17, 1995 between Cray Research, Inc. and J. Phillip Samper.(*)

Exhibit 5 Confidentiality Agreement dated December 15, 1995 between Cray Research, Inc. and Silicon Graphics, Inc.(*)

Exhibit 6 Letter to Stockholders of Cray Research, Inc. dated February 29, 1996.(*)

Exhibit 7 Press Release issued by Silicon Graphics, Inc. and Cray Research, Inc. dated February 26, 1996.(*)

Exhibit 8         Opinion, dated February 25, 1996, of Salomon Brothers Inc.(*)

Exhibit 9 Amended Complaint, SHADELINE V. CRAY RESEARCH, INC., ET AL., filed in the Court of Chancery in the State of Delaware.

-------------
(*)  Previously filed.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             CRAY RESEARCH, INC.



Dated:  March 6, 1996                           By  /s/ J. Phillip Samper
                                                  ------------------------
                                                  Chairman and Chief
                                                  Executive Officer

                                                                      Schedule I
                               Cray Research, Inc.
                               655A Lone Oak Drive
                                 Eagan, MN 55121
                               -------------------
                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This information Statement is being mailed on or about February 29, 1996 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Purchaser Designees"). The Merger Agreement requires the Company to take all action necessary to cause the Purchaser Designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

Pursuant to the Merger Agreement, the Parent commenced the Offer on February 29, 1996. The Offer is scheduled to expire at 12:00 Midnight on March 27, 1996, unless the Offer is extended.

The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

The Shares are the only class of voting securities of the Company. Each Share entitles its record holder to one vote. As of February 22, 1996, there were 25,624,980 Shares issued and outstanding.

ELECTION OF DIRECTORS

The Merger Agreement provides that, promptly upon the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate such number of directors, rounded up to the next greatest whole number, on the Board as will give Purchaser representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates) bears to the number of Shares outstanding. The Merger Agreement also provides that, at such times, the Company will also cause (i) each committee of the Board of Directors, (ii) if requested by Purchaser, the board of directors of each of the Company's subsidiaries and (iii) if requested by Purchaser, each committee of such board to include persons designated by Purchaser constituting the same percentage of each such committee or board as the Purchaser Designees are of the Board. The Company shall, upon request by Purchaser, promptly increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board and shall cause the Purchaser Designees to be so elected.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than March 28, 1996, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board of Directors of the Company.

Biographical information concerning each of the Purchaser Designees is presented below.

PURCHASER DESIGNEES

Purchaser has informed the Company that the Purchaser Designees shall be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who the Purchaser has designated as the Purchaser Designees.

The current business address of each person is 2011 North Shoreline Boulevard, Mountain View, California 94043-1389. Unless otherwise indicated, each such person is a citizen of the United States of America and has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.


                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME, CITIZENSHIP AND           MATERIAL POSITIONS HELD DURING THE PAST FIVE
CURRENT BUSINESS ADDRESS             YEARS AND BUSINESS ADDRESSES THEREOF
------------------------             ------------------------------------

Edward R. McCracken           Director
                              Chairman and Chief Executive Officer

                              Mr. McCracken became Chairman of Parent in 1994.

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME, CITIZENSHIP AND           MATERIAL POSITIONS HELD DURING THE PAST FIVE
CURRENT BUSINESS ADDRESS             YEARS AND BUSINESS ADDRESSES THEREOF
------------------------             ------------------------------------

Thomas A. Jermoluk            Director
                              President and Chief Operating Officer

                              Mr. Jermoluk became an Executive Vice
                              President of Parent in 1991 and was named Chief Operating Officer in 1992, and President in 1994.

Stanley J. Meresman           Senior Vice President, Finance and Chief Financial
                              Officer

Gary L. Lauer                 Executive Vice President, Worldwide Field
                              Operations.  President, Silicon Graphics World
                              Trade Corporation.

                              Mr. Lauer joined Parent in 1988 as a Vice
                              President, was named Senior Vice President, North American Field Operations in 1991 and became Executive Vice President of Parent and President of Silicon Graphics World Trade Corporation in 1995.

Kenneth L. Coleman            Senior Vice President, Administration

William M. Kelly              Vice President, Business Development, General
                              Counsel and Secretary.

                              Mr. Kelly joined Parent in 1994 as Vice President, Business Development, General Counsel and Secretary. Prior to joining Parent, Mr. Kelly had practiced law since 1978 with the firm of Shearman & Sterling, most recently as co-managing partner of that firm's San Francisco office, located at 555 California Street, Suite 2000, San Francisco, California 94104.

Dennis P. McBride             Vice President, Controller.

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME, CITIZENSHIP AND           MATERIAL POSITIONS HELD DURING THE PAST FIVE
CURRENT BUSINESS ADDRESS             YEARS AND BUSINESS ADDRESSES THEREOF
------------------------             ------------------------------------
Robert W. Saltmarsh           Vice President, Treasurer.

                              Mr. Saltmarsh joined Parent in February 1996 as Vice President, Treasurer. Between 1994 and 1995, Mr. Saltmarsh served as Chief Financial Officer of Radius, Inc. (215 Moffett Park Drive, Sunnyvale, CA 94089) and prior to that spent 12 years with Apple Computer, Inc. (20525 Mariani Avenue, Cupertino CA 95014) in several executive positions, most recently serving as Vice President of Finance.

                                  EXHIBIT INDEX


EXHIBIT NO.                   DOCUMENT
-----------                   --------

Exhibit 1 Agreement and Plan of Merger dated as of February 25, 1996 between Cray Research, Inc., Silicon Graphics, Inc. and C Acquisition Corporation.(*)

Exhibit 2                     Pages 6-13 of the Company's Proxy Statement dated
                              May 16, 1995.(*)

Exhibit 3 Schedule of Stock Options Granted to Executive Officers on February 6, 1996.(*)

Exhibit 4 Employment Agreement, dated May 17, 1995 between Cray Research, Inc. and J. Phillip Samper.(*)

Exhibit 5 Confidentiality Agreement dated December 15, 1995 between Cray Research, Inc. and Silicon Graphics, Inc.(*)

Exhibit 6                     Letter to Stockholders of Cray Research, Inc.
                              dated February 29, 1996.(*)

Exhibit 7 Press Release issued by Silicon Graphics, Inc. and Cray Research, Inc. dated February 26, 1996.(*)

Exhibit 8                     Opinion, dated February 25, 1996, of Salomon
                              Brothers Inc.(*)

Exhibit 9 Amended Complaint, SHADELINE V. CRAY RESEARCH, INC., ET AL., filed in the Court of Chancery in the State of Delaware.

-----------------
(*)    Previously filed.